

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

<u>Via E-mail</u>
David D. Petratis
President and Chief Executive Officer
Allegion Public Limited Company
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

> **Re: Allegion Public Limited Company**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 1-35971**

Dear Mr. Petratis:

    We refer you to our comment letter dated April 29, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Douglas P. Ranck
        Vice President and Controller
        Allegion Public Limited Company

David D. Petratis
Allegion Public Limited Company
May 15, 2014
Page 2

Wade Scheek
Deputy General Counsel and Assistant Secretary
Allegion Public Limited Company